Exhibit 99.9

Form 51-102F3

Material Change Report

Item 1Name and Address of Company

Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2Date of Material Change

September 11, 2020 and September 14, 2020

Item 3News Release

The new release was filed on SEDAR, disseminated through the facilities of GlobeNewsWire and posted to the Issuer’s disclosure hall with the CSE on September 14, 2020.

Item 4Summary of Material Change

The Company announced that it has closed the acquisition of Platinum Vape LLC (“Platinum Vape”). Under the terms of the definitive agreement, a wholly-owned subsidiary of the Company, RWB Platinum Vape Inc., acquired all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, comprised of US$7 million in cash paid at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months). Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021.

On September 11, 2020, the Company issued a CDN$10,000,000 principal amount convertible debenture (the “Convertible Debenture”) to an arm’s-length investor by way of a private placement. The Convertible Debenture bears interest at the rate of 5% per annum, is unsecured and matures on the date of closing of the Company’s previously announced bought deal financing. A portion of the proceeds of the Convertible Debenture was used to make the initial payment of US $7 million to the sellers of Platinum Vape upon closing of the acquisition of Platinum Vape.

Item 5Full Description of Material Change

5.1Full Description of Material Change

On September 14, 2020, the Issuer announced it has closed the acquisition of Platinum Vape. Platinum Vape are purveyors of a full product line of premium cannabis products sold at over 700 retailers throughout Michigan, California and Oklahoma boasting an 84% rating (4.2/5) on WeedMaps.com. Under the terms of the definitive agreement, a wholly-owned subsidiary of the Company has acquired all of the issued and outstanding equity interests of Platinum Vape in a cash and stock transaction valued at up to US$35 million, comprised of US$7 million in cash paid at closing, a further US$13 million in cash payable 120 days after closing and a US$15 million convertible promissory note payable on the third anniversary of closing (which may be converted into Company stock only after 12 months). Additional consideration of up to US$25 million, payable either as cash or stock in the Company, may be paid to Platinum Vape securityholders if certain revenue targets and EBIT metrics are achieved by Platinum Vape in 2020 and 2021. The Company is not assuming any long-term debt and the transaction will not constitute a change of control of RWB.

In addition, the Company also announces that it issued a CDN$10 million principal amount convertible debenture (the “Convertible Debenture”) on September 11, 2020 to an arm’s-length investor by way of a private placement. The Convertible Debenture bears interest at the rate of 5% per annum, is unsecured and matures on the date of closing of the Company’s previously announced bought deal financing co-led by PI Financial Corp. and Eight Capital and including Canaccord Genuity Corp. and Echelon Wealth Partners (the “Bought Deal Financing”). The Bought Deal Financing is expected to close in the week of September 21, 2020. It is expected that the Convertible Debenture will be repaid in full upon closing of the Bought Deal Financing.

The Convertible Debenture is automatically convertible into units (“Units”) of the Company at a price of $0.75 per Unit should there be either a liquidation event or the Bought Deal Financing terminates. Each Unit will consist of one common share of the Company (each, a “Common Share”) and one common share purchase warrant of the Company (each, a “Warrant”). Each Warrant is exercisable to acquire one additional Common Share at a price of $1.00 per Warrant for a period of 24 months from the date of issuance (the “Expiry Date”). If at any time prior to the Expiry Date, the weighted average trading price of the Common Shares exceeds $1.50 for a period of 10 consecutive trading days, the Company may provide written notice to the holder by way of a news release (the “Notice”) advising that the Warrants will expire at 5:00 pm (Vancouver Time) on the 30th day following the Notice.

A portion of the proceeds of the Convertible Debenture was used to make the initial payment of US $7 million to the sellers of Platinum Vape upon closing of the acquisition of Platinum Vape.

Non-IFRS Financial Measures and Currency:

Operational gross profit, EBITDA and Adjusted EBITDA are non-IFRS measures and do not have standardized definitions under IFRS. The Company has provided the nonIFRS financial measures, which are not calculated or presented in accordance with IFRS, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with IFRS. These supplemental non-IFRS financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-IFRS financial measures presented provide additional perspective and insights when analyzing the core operating performance of the business. These supplemental non-IFRS financial measures should not be considered superior to, as a substitute for or as an alternative to, and should only be considered in conjunction with, the IFRS financial measures presented herein. Accordingly, the following information provides reconciliations of the supplemental non-IFRS financial measures, presented herein to the most directly comparable financial measures calculated and presented in accordance with IFRS. All currencies, unless otherwise noted, are quoted in Canadian dollars.

5.2Disclosure for Restructuring Transactions

Not applicable.

Item 6Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7Omitted Information

Not applicable.

Item 8Executive Officer

Theo van der Linde, Chief Financial Officer
Phone:  604‐687‐2038

Item 9Date of Report

September 15, 2020